SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

            Entergy Power Generation Corporation
                20 Greenway Plaza, Suite 1025
                    Houston, Texas 77046

     This certificate is notice that Entergy Power
Generation Corporation, a Delaware Corporation (the
"Corporation") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of
1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Corporation pursuant to the terms of
             a Credit Agreement between the
             Corporation and Entergy Global
             Investments, Inc. ("EGI") which
             Credit Agreement  (and the related
             promissory note) were entered into
             on October 29, 2001 (the "Credit
             Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $138,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             EGI's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by EGI and notified to the
             Corporation, in each case, computed
             on the basis of a 365 day year for
             the actual number of days (including
             the first day, but excluding the
             last) occurring in the period such
             interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Corporation may
             request advances from time to time
             up to the amount available under the
             Credit Agreement.  As of the date of
             this Certificate, funds in the
             amount of $20,000,000 were advanced
             by EGI to the Corporation on
             December 14, 2001.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             November 27, 2006.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Global Investments, Inc.

      9.     Collateral given with each security,
             if any:
             Not applicable.

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by the Corporation to
             make debt or equity investments
             related to the Harrison County Power
             Project, sometimes known as the NTEC
             Project.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY POWER GENERATION
                            CORPORATION

                            BY:    /s/ Robert J. Cushman
                                   Robert J. Cushman
                                     Vice President

Date: January 3, 2002